SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13G


               Under the Securities Exchange Act of 1934

                          (Amendment No. 1 )


                             LADD FURNITURE
                          --------------------
                            (Name of Issuer)


                             COMMON STOCK
                    ------------------------------
                    (Title of Class of Securities)


                               505739201
                               ---------
                            (CUSIP Number)



The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 505739201

1.	Name of Reporting Person
	S.S. or I.R.S. Identification No. of Above Person

		Piedmont Capital Management Corporation
		54-1769685

2.	Check the Appropriate Box if a Member of a Group
         	(a)[  ]	(b)[  ]

3.	SEC Use Only

4.	Citizenship or Place of Organization

		Commonwealth of Virginia

Number of Shares Beneficially Owned by Each Reporting Person with:

5.	Sole Voting Power		437,200

6.	Shared Voting Power		None

7.	Sole Dispositive Power	437,200

8.	Shared Dispositive Power	None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

		437,200

10.	Check box if the Aggregate Amount in Row (9)
	Excludes Certain Shares		[ ]

11.	Percent of Class Represented by Amount in Row (9)

		5.6% (Based on 7,831,080 shares outstanding)

12.	Type of Reporting Person	IA

Item 1.

(a)	Name of Issuer:

		Ladd Furniture

(b)	Address of Issuer's Principal Executive Offices:

		1 Plaza Center, Box HP-3
		High Point, NC  27261-1500

Item 2.
(a)	Name of Person Filing:

		Piedmont Capital Management Corporation

(b)	Address of Principal Business Office, or if None, Residence:

		One James Center, Suite 1500
		Richmond, VA  23219

(c)	Citizenship:

		Commonwealth of Virginia

(d)	Title of Class of Securities:

		Common Stock

(e)	CUSIP Number:

		505739201

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Act.
(b) [ ] Bank as defined in Section 13(a)(6) of the Act.
(c) [ ] Insurance company as defined in Section 13(a)(19) of the Act.
(d) [ ] Investment company registered under Section 8 of the investment company act.
(e) [x] Investment adviser registered under Section 203 of the investment advisers act of 1940.
(f) [ ] Employee benefit plan, pension fund which is subject to the provisions of the employee retirement income security act of 1974 or endowment fund; see SS.240.13d- 1(b)(1)(ii)(f).
(g) [ ] Parent holding company, in accordance with ss.240.13d-1(b)(ii)(g) (note: see Item 7.)
(h) [ ] Group, in accordance with SS.240.13d-1(b)(1)(ii)(h).

Item 4.  Ownership.
If more than five percent of the class is owned, indicate:

(a)	Amount beneficially owned:	437,200

(b)	Percent of class:	5.6% (Based on 7,831,080 shares outstanding)

(c) Number of shares as to which such person has:
 (i)	Sole power to vote or direct the vote:

		437,200

 (ii)	Shared power to vote or to direct the vote:

		None

 (iii)Sole power to dispose or to direct the disposition of:

		437,200

 (iv) Shared power to dispose or to direct the disposition of:

		None

Item 5.  Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more that five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

		Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

		Not applicable.

Item 8.  Identification and Classification of Members of the Group.

		Not applicable.

Item 9.  Notice of Dissolution of Group.

		Not applicable.

Item 10. Certification.

The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issure of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


					Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                   By:     /S/  THOMAS E. MEGSON
                                           -----------------------------
                                   Name:   Thomas E. Megson
                                   Title:  President


                                   Dated:  February 10, 1999